77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Florida Municipal Bond Fund held on January 20, 2009, the results were as follows:

Proposal 1.

1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which BlackRock National Municipal Fund (the “National Fund”), a series of BlackRock Municipal Bond Fund, Inc., would acquire substantially all of the assets and certain stated liabilities of the BlackRock Florida Municipal Bond Fund (the "Florida Fund") in exchange for shares of the National Fund, which will be distributed by the Florida Fund to the holders of its shares in complete liquidation thereof.

With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

4,248,545

526,897

215,815